Mail Stop 3561

February 6, 2007

Mr. Jeffrey A. Shepard
Chief Executive Officer and President
Footstar, Inc.
933 MacArthur Blvd.
Mahwah, NJ 07430

> **Re:** **Footstar, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2005**
> **Filed December 1, 2006**
> **File No. 1-11681**

Dear Mr. Shepard:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Accounting Branch Chief